Exhibit 1

B.V.R. SYSTEMS (1998) LTD.

                                                                 BUSINESS NEWS


            BVR SYSTEMS (1998) LTD. AWARDED A SIMULATOR CONTRACT FOR
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                           CHEMICAL WARFARE DETECTION
                           --------------------------


           TEL AVIV, ISRAEL NOVEMBER 26, 2002 - BVR SYSTEMS (1998) LTD. (NASDAQ:
BVRS), a diversified world leader of advanced defense training and simulation systems and part of the Elisra Group, today announced that it has been selected by the Israel Defense Forces to provide a simulator for chemical warfare detection equipment.

           The simulator is being designed uniquely by BVRS for the training of operators of detection equipment used in chemical warfare in a realistic, but safe environment. The system simulates both civil and combat disaster situations, where detection of dangerous invisible chemicals is critical, without having to physically use these substances.

           BVR Systems' chief executive officer, Yoel Katzir, commented: "The recent increase in threats and incidence involving chemical warfare across the globe has created an immediate need for more effective training procedures in the detection and eradication of chemical substances. BVR has responded to this requirement by combining its vast knowledge base of warfare techniques with its state of the art simulation technology."

           The training system consists of a remote control unit and chemical warfare detector simulation units. Trainees operate simulated detectors in the same manner as live ones. The exercise instructor uses the remote controlled unit to simulate a variety of battlefield chemical warfare scenarios, which are introduced to the simulated detectors by means of radio signals.

           Mr. Katzir added that the new simulator for chemical warfare detection systems reflects the Company's flexibility and capability for rapid response to emerging needs in the defense market. "BVRS' ability to quickly leverage on potential market opportunities is vital in today's challenging economic environment."

BVR SYSTEMS (1998) LTD., (NASDAQ:BVRS), ESTABLISHED IN 1998 AS AN INDEPENDENT SPIN-OFF, IS A WORLD LEADER IN ADVANCED DEFENSE TRAINING AND SIMULATION SYSTEMS. THE COMPANY IS PART OF THE ELISRA GROUP AND OFFERS HIGHLY EFFICIENT, COST EFFECTIVE SOLUTIONS FOR THE SIMULATION, TRAINING AND DEBRIEFING NEEDS OF MODERN AIR, SEA AND GROUND FORCES. FOR MORE INFORMATION VISIT THE COMPANY'S NEWLY LAUNCHED AND INNOVATIVE WEB SITE AT: HTTP://WWW.BVRSYSTEMS.COM.

This announcement and the websites referred to herein contain forward-looking statements; as such term is defined in the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that include information about possible or assumed future developments or other circumstances. Statements

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that use the terms "would", "will" and similar expressions are intended to identify forward-looking statements. All forward-looking statements in this announcement and such websites reflect current views about future events and are based on assumptions and are subject to risks and uncertainties. Such risks include, but are not limited to the fact that we have experienced reduction in backlog; we have reported operating and/or net losses in the past and may report operating and/or net loses in the future; conditions in Israel affect the our operations and may limit our ability to produce and sell our products; we may fail in realizing the benefit anticipated form co-operation and alliances with other players in the industry; inability to timely develop and introduce new technologies, products and applications; our contracts may be terminated or suspended by our customers as a result of factors which may not depend on us; many of our customers would have the right to terminate orders by paying the cost of work in process plus a related profit factor; the changes in technology and market requirements; decline in demand for the our products; loss of market share, pressure on pricing resulting from competition, and other factors as are described in Item 3 D (Key Information - Risk Factors) of our Form 20-F for the fiscal year ended December 31, 2001. Consequently, actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors. Except as required by applicable law, including the securities laws of the United States, we do not intend to update or revise any forward-looking statements.















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